EXHIBIT 23.1



                         Consent Of Independent Auditors



The Board of Directors
MedicaLogic, Inc.:


We consent to incorporation by reference in the Registration Statement on Form S-8 of MedicaLogic, Inc. of our report dated October 22, 1999, except as to note 13(d), which is as of November 12, 1999 relating to the consolidated balance sheets of MedicaLogic, Inc. and subsidiaries as of December 31, 1997 and 1998, and September 30, 1999 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998 and for the nine-month period ended September 30, 1999 which report appears in the Form S-1 of MedicaLogic, Inc. (No. 333-87285).

KPMG LLP


Portland, Oregon
January 11, 2000